McGuireWoods LLP 201 North Tryon Street Suite 3000 Charlotte, NC 28202-2146 Phone: 704.343.2000 Fax: 704.343.2300 www.mcguirewoods.com Rakesh Gopalan Direct: 704.343.2275	rgopalan@mcguirewoods.com Fax: 704.805.5026

VIA EDGAR AND EMAIL

November 12, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Claire DeLabar
Mr. Robert Littlepage
Mr. Austin Pattan
Ms. Kathleen Krebs

Re:	Direct Digital Holdings, Inc. Draft Registration Statement on Form S-1 Submitted October 18, 2021 CIK No. 0001880613

On behalf of our client, Direct Digital Holdings, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 29, 2021, relating to the above-referenced Draft Registration Statement on Form S-1 (the “DRS”). This letter and a publicly filed revised version of the Registration Statement (the “Registration Statement”) are being submitted with the Commission via EDGAR concurrently. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of the Registration Statement marked to indicate changes from the DRS confidentially submitted on October 18, 2021. In addition to addressing the comments raised by the Staff in its letter, we have revised the Registration Statement to update other disclosures.

Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. Except for page references appearing in the headings and Staff comments below (which are references to the DRS submitted on October 18, 2021), the page references in our responses are to pages in the Registration Statement.

Draft Registration Statement on Form S-1 submitted October 18, 2021

Unaudited Pro Forma Consolidated Financial Information
Unaudited Pro Forma Consolidated Balance Sheet, page 67

1.	In regard to your response to prior comment 6, we note in the event of a redemption election by the Continuing LLC Owners, Direct Digital Holdings Inc. may effect a direct exchange of Class A common stock or make a cash payment. Since you will be controlled by Direct Digital Management, LLC, the decision to redeem for cash will be made by them. Revise to present outside of pro forma permanent equity the LLC Units to be held by Direct Digital Management, LLC or advise us.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has determined to remove the feature of the Direct Digital Holdings, LLC limited liability company agreement that permits the Company to elect to make a cash payment for each LLC Unit redeemed. Accordingly, the Company believes that under Accounting Standards Codification 480, the LLC Units held by Direct Digital Management, LLC are not redeemable at the option of the holder thereof and accordingly that such LLC Units are properly characterized as permanent equity.

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Securities and Exchange Commission

Division of Corporation Finance

November 12, 2021

General

2.	We note your responses to prior comments 1 and 14 and that you have included in your prospectus graphics 2020 pro forma revenue information and pro forma revenue growth. We also note that you intend to include in the prospectus graphics revenue information for the required interim period when you publicly file the Form S-1. In light of the fact that the Orange 142 acquisition occurred on September 30, 2020, and the operations of Orange 142 are included within the fiscal year 2020 and interim 2021 financial statements, please remove the pro forma revenue information from the prospectus graphics. If you choose to include financial information, include only financial information from your consolidated financial statements. Furthermore, to present a balanced picture of the company’s financial health, provide net income (loss) for the same periods with equal prominence. Refer to Securities Act Forms C&DI 101.02.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed all references to pro forma revenue information from the prospectus graphics.

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (704) 343-2275 or rgopalan@mcguirewoods.com.

Very truly yours,

MCGUIREWOODS LLP

/s/ Rakesh Gopalan

Rakesh Gopalan
Partner

cc:	Mark Walker, Direct Digital Holdings, Inc.
Keith Smith, Direct Digital Holdings, Inc.
Susan Echard, Direct Digital Holdings, Inc.

Phyllis Young, McGuireWoods LLP
Stephen Older, McGuireWoods LLP

Ben Stacke, Faegre Drinker Biddle & Reath LLP